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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ECHOSTAR COMMUNICATIONS CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

278762109

(CUSIP Number)

David K. Moskowitz
Executive Vice President, General Counsel and Corporate Secretary
EchoStar Communications Corporation
9601 S. Meridian Blvd.
Englewood, Colorado 80112
(303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278762109

1.	Name of Reporting Person: David K. Moskowitz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 50,571,184 VOTING SHARES (1) 242,176 SIXTY DAY SHARES (2)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 50,571,184 VOTING SHARES (1) 242,176 SIXTY DAY SHARES (2)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,813,360

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 19.5% (3)

14.	Type of Reporting Person (See Instructions): IN

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(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of EchoStar Communications Corporation (“EchoStar”) of which Mr. Moskowitz is the beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent (i) 509,970 shares of Class A Common Stock owned beneficially directly by Mr. Moskowitz, (ii) 17,453 shares of Class A Common Stock owned beneficially indirectly by Mr. Moskowitz in EchoStar’s 401(k) Employee Savings Plan; (iii) 1,265 shares of Class A Common Stock owned beneficially indirectly by Mr. Moskowitz in EchoStar’s Employee Stock Purchase Plan, (iv) 1,328 shares of Class A Common Stock owned beneficially by Mr. Moskowitz as custodian for his minor children, (v) 8,184 shares of Class A Common Stock owned beneficially as trustee for Mr. Charles W. Ergen’s children, (vi) 32,984 shares of Class A Common Stock owned beneficially by a charitable foundation for which Mr. Moskowitz is a member of the Board of Directors, and (vii) 50,000,000 shares of Class B Common Stock owned beneficially by Mr. Moskowitz solely by virtue of his position as a trustee (with sole voting and dispositive power) of: 1) Ergen Five-Year GRAT dated November 9, 2005, 2) Ergen Four-Year GRAT dated November 9, 2005, 3) Ergen Three-Year GRAT dated November 9, 2005, and 4) Ergen Two-Year GRAT dated November 9, 2005.
(2) “Sixty Day Shares” are shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mr. Moskowitz has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by the Mr. Moskowitz, these shares will become Voting Shares.
(3) Based on 210,275,545 shares of Class A Common Stock outstanding and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 11.3%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 19.3% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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CUSIP No. 278762109

1.	Name of Reporting Person: Ergen Two-Year GRAT dated November 9, 2005		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,500,000 Shares (1)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 12,500,000 Shares (1)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,500,000 Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 5.6% (2)

14.	Type of Reporting Person (See Instructions): OO

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(1)	All of the shares beneficially held by Ergen Two-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2)	Based on 210,275,545 shares of Class A Common Stock outstanding and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 2.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 4.8% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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CUSIP No. 278762109

1.	Name of Reporting Person: Ergen Three-Year GRAT dated November 9, 2005		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,500,000 Shares (1)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 12,500,000 Shares (1)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,500,000 Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 5.6% (2)

14.	Type of Reporting Person (See Instructions): OO

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(1)	All of the shares beneficially held by Ergen Three-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2)	Based on 210,275,545 shares of Class A Common Stock outstanding and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 2.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 4.8% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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CUSIP No. 278762109

1.	Name of Reporting Person: Ergen Four-Year GRAT dated November 9, 2005		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,500,000 Shares

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 12,500,000 Shares

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,500,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 5.6% (2)

14.	Type of Reporting Person (See Instructions): OO

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(1)	All of the shares beneficially held by Ergen Four-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2)	Based on 210,275,545 shares of Class A Common Stock outstanding and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 2.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 4.8% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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CUSIP No. 278762109

1.	Name of Reporting Person: Ergen Five-Year GRAT dated November 9, 2005		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,500,000 Shares

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 12,500,000 Shares

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,500,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 5.6% (2)

14.	Type of Reporting Person (See Instructions): OO

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(1) All of the shares beneficially held by Ergen Five-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
(2) Based on 210,275,545 shares of Class A Common Stock outstanding and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 2.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 4.8% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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ITEM 1.	Security and Issuer.
This Schedule 13D relates to shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”) of EchoStar Communications Corporation, a Nevada corporation formed in April 1995 (“EchoStar”). The principal executive offices of EchoStar are located at 9601 S. Meridian Blvd., Englewood, Colorado 80112.

ITEM 2.	Identity and Background.
This statement is being filed jointly by: (a) David K. Moskowitz; (b) Ergen Two-Year GRAT dated November 9, 2005 (“GRAT #1”); (c) Ergen Three-Year GRAT dated November 9, 2005 (“GRAT #2”); (d) Ergen Four-Year GRAT dated November 9, 2005 (“GRAT #3”); and (e) Ergen Five-Year GRAT dated November 9, 2005 (“GRAT #4”, and together with GRAT #1, GRAT #2 and GRAT #3, the “GRATs”), who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. Moskowitz, and shares transferred by Mr. Ergen to GRAT #1, GRAT #2, GRAT #3 and GRAT #4.
(A)	David K. Moskowitz
Mr. Moskowitz’s principal occupation is Executive Vice President, General Counsel and Corporate Secretary of EchoStar, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Moskowitz has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Moskowitz is a citizen of the United States.
(B)	GRAT #1
GRAT #1 was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Charles W. Ergen, the Chairman and Chief Executive Officer of EchoStar. Its address is c/o Mr. Moskowitz, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. GRAT #1 has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of GRAT #1, Mr. Moskowitz is vested with sole voting and investment power with respect to such shares.
(C)	GRAT #2

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GRAT #2 was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen, the Chairman and Chief Executive Officer of EchoStar. Its address is c/o Mr. Moskowitz, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. GRAT #2 has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of GRAT #2, Mr. Moskowitz is vested with sole voting and investment power with respect to such shares.
(D)	GRAT #3
GRAT #3 was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen, the Chairman and Chief Executive Officer of EchoStar. Its address is c/o Mr. Moskowitz, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. GRAT #3 has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of GRAT #3, Mr. Moskowitz is vested with sole voting and investment power with respect to such shares.
(E)	GRAT #4
GRAT #4 was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen, the Chairman and Chief Executive Officer of EchoStar. Its address is c/o Mr. Moskowitz, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. GRAT #4 has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of GRAT #4, Mr. Moskowitz is vested with sole voting and investment power with respect to such shares.

ITEM 3.	Source and Amount of Funds and Other Consideration.
Each of the GRATs acquired beneficial ownership of 12,500,000 shares of Class B Common Stock of EchoStar (the “Class B Common Stock”) when Mr. Ergen gifted such shares of Class B Common Stock to each such GRAT on November 9, 2005. Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.

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Mr. Moskowitz has acquired and, with respect to (ii), expects in the future to acquire shares of Class A Common Stock of EchoStar in the following manners: (i) certain shares of Class A Common Stock of EchoStar were acquired in exchange for shares of common stock of Dish, Ltd. (“ECC”) pursuant to an Amended and Restated Agreement for Exchange of Stock and Merger dated May 31, 1995, by and among EchoStar, ECC and Mr. Ergen; and (ii) pursuant to EchoStar’s employee compensation, benefit or similar plans.
The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds of or funds borrowed by the Reporting Persons.

ITEM 4.	Purpose of Transaction.
The Reporting Persons own shares beneficially held by them for general investment purposes.
As described in Item 3 above, Mr. Ergen gifted 12,500,000 shares of Class B Common Stock to each of the GRATs on November 9, 2005. Mr. Ergen established the GRATs for estate planning purposes. Under the trust agreements establishing each of the GRATs, Mr. Moskowitz, as trustee of each of the GRATs, has sole voting and investment power over the 50,000,000 shares of Class B Common Stock held by the GRATs. Mr. Ergen receives an annuity amount from each of the GRATs under the trust agreements governing the GRATs. Members of Mr. Ergen’s family are the beneficiaries of the GRATs. GRAT #1 will expire two years from the date of transfer of the shares of Class B Common Stock to GRAT #1. GRAT #2 will expire three years from the date of transfer of the shares of Class B Common Stock to GRAT #2. GRAT #3 will expire four years from the date of transfer of the shares of Class B Common Stock to GRAT #3. GRAT #4 will expire five years from the date of transfer of the shares of Class B Common Stock to GRAT #4.
As Executive Vice President, General Counsel and Corporate Secretary of EchoStar, Mr. Moskowitz regularly explores potential actions and transactions that may be advantageous to EchoStar, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividend policy, governing instruments, capitalization, securities or regulatory or reporting obligations of EchoStar.
Except as noted in public filings by EchoStar, Mr. Moskowitz is not aware of any plans or proposals which it may have which relate to or would result in:
     (a) the acquisition by any person of additional securities of EchoStar, or the disposition of securities of EchoStar;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of EchoStar or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of EchoStar or any of its subsidiaries;

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     (d) any change in the present board of directors or management of EchoStar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) any material change in the present capitalization or dividend policy of EchoStar;
     (f) any material change in EchoStar’s business or corporate structure;
     (g) changes in EchoStar’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of EchoStar by any person;
     (h) causing a class of securities of EchoStar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of EchoStar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j) any action similar to any of the foregoing.

ITEM 5.	Interest in Securities of the Issuer.
     (a) and (b). This filing is for the cumulative share holdings of an affiliated group as of the close of business on November 21, 2005. The Reporting Persons named in this Schedule 13D directly or indirectly collectively owned, as of such date, 571,184 outstanding shares of Class A Common Stock and 50,000,000 outstanding shares of Class B Common Stock of EchoStar. As of November 21, 2004, there are 242,176 options exercisable by members of the affiliated group within 60 days. There is no formal agreement to vote or dispose of the shares of EchoStar in a particular manner. The dispositive and voting power of the shares held by each of the GRATs and Mr. Moskowitz is made independent of each other, except to the extent that Mr. Moskowitz is a trustee of each of the GRATs and in that respect is able to control the disposition and voting of the shares of Class B Common Stock owned by each such GRAT.
     (c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than as described herein and Mr. Moskowitz’s purchase of less than 300 shares of Class A Common Stock on September 30, 2005, through the EchoStar Employee Stock Purchase Plan.
     (d) Not applicable.
     (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Neither Mr. Moskowitz nor any of the GRATs are party to any contracts, arrangements, understandings or relationships, including, but not limited to, transfer or voting of any of the

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securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits
Exhibit A: Agreement of Joint Filing

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVID K. MOSKOWITZ
Dated: November 21, 2005	/s/ David K. Moskowitz
David K. Moskowitz

GRAT #1
Dated: November 21, 2005	/s/ David K. Moskowitz
David K. Moskowitz, Trustee

GRAT #2
Dated: November 21, 2005	/s/ David K. Moskowitz
David K. Moskowitz, Trustee

GRAT #3
Dated: November 21, 2005	/s/ David K. Moskowitz
David K. Moskowitz, Trustee

GRAT #4
Dated: November 21, 2005	/s/ David K. Moskowitz
David K. Moskowitz, Trustee

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

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EXHIBIT INDEX

Exhibit A:	Agreement of Joint Filing

EXHIBIT A
Agreement of Joint Filing
Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

DAVID K. MOSKOWITZ
Dated: November 21, 2005	/s/ David K. Moskowitz
David K. Moskowitz

GRAT #1
Dated: November 21, 2005	/s/ David K. Moskowitz
David K. Moskowitz, Trustee

GRAT #2
Dated: November 21, 2005	/s/ David K. Moskowitz
David K. Moskowitz, Trustee

GRAT #3
Dated: November 21, 2005	/s/ David K. Moskowitz
David K. Moskowitz, Trustee

GRAT #4
Dated: November 21, 2005	/s/ David K. Moskowitz
David K. Moskowitz, Trustee